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                      UNITED STATES OF AMERICA

            BEFORE THE SECURITIES AND EXCHANGE COMMISSION

______________________________________________
                                              :
              In the Matter of                :
                                              :
  AMERICAN ELECTRIC POWER COMPANY, INC.       :  CERTIFICATE OF
             AEP RESOURCES, INC.              :   NOTIFICATION
          AEP ENERGY SERVICES, INC.           :
               Columbus, Ohio                 :
                                              :
                 (70-9353)                    :
Public Utility Holding Company Act of 1935    :
______________________________________________:

      American Electric Power Company, Inc. ("AEP"), a registered holding company, and AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources"), wholly owned nonutility subsidiaries of AEP (collectively, "Applicants"), hereby certify pursuant to the Order in this File No. 70-9353 and Regulation
250.24 (Rule 24 of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935) that:

1. On December 1, 1998, Resources purchased from Equitable Resources Energy Company, ET Bluegrass Company, and EREC Nevada, Inc. (collectively, "Equitable") all of the outstanding equity securities of the following Energy Asset
      Companies: Equitable Storage Company, L.L.C., Equitable Pipeline Company, Louisiana Intrastate Gas Company, L.L.C., LIG, Inc., LIG Liquids Company, L.L.C., LIG Chemical Company, and Tuscaloosa Pipeline Company for approximately $323,000,000.

2. A portion of this acquisition of these equity securities was financed with the proceeds of the issuance of $73,000,000 of Resources' 6-1/2% Senior Notes due 2003, which notes are supported by AEP. The remaining $250,000,000 acquisition costs were financed by a drawing under the revolving Credit Agreement dated June 7, 1996 among Resources, AEP Resources International, Limited and AEP, as guarantor, and The Bank of New York, as agent, for certain banks.

3. On December 1, 1998, AEPES purchased certain gas trading assets from ERI Services, Inc. ("Energy Assets") for cash in the amount of approximately $17,000,000. The acquisition was financed through short-term borrowings as authorized by the SEC by order dated November 30, 1998 in File No. 70-8779.

4. The acquisition of the capital stock of the Energy Asset Companies and the Energy Assets were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, of Resources, AEPES and AEP in this file and by order dated November 2, 1998, in this file (Release No. 35-26933).


                          AMERICAN ELECTRIC POWER COMPANY, INC.
                          AEP RESOURCES, INC.
                          AEP ENERGY SERVICES, INC.


                          By:     /s/ H. W. Fayne
                              H. W. Fayne, Vice President

Dated:  December 28, 1998